December 2, 2025

VIA E-MAIL

Karen Aspinall
Practus, LLP
11300 Tomahawk Creek Pkwy, Ste. 310
Leawood, KS 66211
Karen.Aspinall@Practus.com

> **Re:** **Themes ETF Trust**
> Post-Effective Amendments on Form N-1A
> File Nos. 333-271700, 811-23872

Dear Ms. Aspinall:

We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. From October 3 to November 21, 2025, Themes ETF Trust filed post-effective amendments on Form N-1A to add the series referenced in Appendix A attached hereto.

We will not perform a substantive review of these filings referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

Rule 18f-4 limits fund leverage risk by requiring that an open-end fund's Value-at-Risk (VaR) does not exceed 200% of the VaR of a designated reference portfolio.[1] The fund's designated reference portfolio provides the unleveraged baseline against which to compare the fund's leveraged portfolio for purposes of identifying the fund's leverage risk under the rule. Accordingly, in defining the term "designated reference portfolio," rule 18f-4 provides that, if the fund's investment objective and strategy is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio.[2] As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

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[1]   Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.

[2]   Rule 18f-4(a) (defining the term "Designated reference portfolio").

Each fund in the registrant's fund complex identified in <u>Appendix A</u> has an objective and strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities that it tracks (collectively, the fund's "reference assets") as the fund's designated reference portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

Because each of these funds has an objective and strategy to provide a leverage multiple or inverse multiple of the return of the fund's reference assets, each fund's reference assets provide the precise representation of the fund's unleveraged portfolio and therefore the appropriate baseline to calculate the fund's leverage risk under the rule. Accordingly, we question how the fund's derivatives risk manager could reasonably determine to use a baseline other than the reference assets and how the funds' directors, as fiduciaries, would be satisfied with the manager's choice.

* * *

We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please feel free to contact us at (202) 551-6921.

Sincerely,

Division of Investment Management

Appendix A

33 Act	Accession No	Fund Complex	Registrant	Filing Date	Series Names
333-271700	0001829126-25-007891	Leverage Shares	Themes ETF Trust	10/3/2025	Leverage Shares 3X Long AAPL Daily ETF Leverage Shares 3X Long MSFT Daily ETF Leverage Shares 3X Long NVDA Daily ETF Leverage Shares 3X Long PLTR Daily ETF Leverage Shares 3X Long TSLA Daily ETF Leverage Shares 3X Long UNH Daily ETF Leverage Shares 3X Long AMD Daily ETF Leverage Shares 3X Long AMZN Daily ETF Leverage Shares 3X Long AVGO Daily ETF Leverage Shares 3X Long BABA Daily ETF Leverage Shares 3X Long COIN Daily ETF Leverage Shares 3X Long GOOG Daily ETF Leverage Shares 3X Long HOOD Daily ETF Leverage Shares 3X Long META Daily ETF
333-271700	0001829126-25-007947	Leverage Shares	Themes ETF Trust	10/7/2025	Leverage Shares 3X Long BMNR Daily ETF Leverage Shares 3X Long ORCL Daily ETF Leverage Shares 3X Long RKLB Daily ETF Leverage Shares 3X Long SBET Daily ETF Leverage Shares 3X Long CIFR Daily ETF Leverage Shares 3X Long CRCL Daily ETF Leverage Shares 3X Long CRWV Daily ETF Leverage Shares 3X Long IONQ Daily ETF Leverage Shares 3X Long LULU Daily ETF Leverage Shares 3X Long NBIS Daily ETF Leverage Shares 3X Long NFLX Daily ETF Leverage Shares 3X Long OPEN Daily ETF
333-271700	0001829126-25-009358	Leverage Shares	Themes ETF Trust	11/21/2025	Leverage Shares 3X Target Long Artificial Intelligence Daily ETF Leverage Shares 3X Target Long China Technology Daily ETF Leverage Shares 3X Target Long Equal Weight US 500 Daily ETF Leverage Shares 3X Target Long Gold Miners Daily ETF Leverage Shares 3X Target Long India Daily ETF Leverage Shares 3X Target Long Magnificent 7 Daily ETF Leverage Shares 3X Target Long Quantum Computing Daily ETF Leverage Shares 3X Target Long Uranium Daily ETF Leverage Shares 3X Target Long World Markets Daily ETF